Exhibit 99.3

PROTOCOL AND JUSTIFICATION OF MERGER

MERGED COMPANY: AVIPAL NORDESTE S.A.

MERGING COMPANY: BRF – BRASIL FOODS S.A.

FEBRUARY 25, 2010

PROTOCOL AND JUSTIFICATION OF MERGER OF AVIPAL NORDESTE S.A. BY BRF - BRASIL FOODS S.A.

Under this Protocol and Justification of Merger of Avipal Nordeste S.A. by BRF - Brasil Foods S.A. held on February 25, 2010 (“Protocol and Justification”), the Parties:

(A)       BRF - BRASIL FOODS SA, a publicly held company with authorized capital, established in Itajaí/SC, at Rua Jorge Tzachel, No. 475, Bairro Fazenda, enrolled with CNPJ/MF under No. 01.838.723/0001-27 (“BRF”), herein represented, in accordance with its by laws, as “Merging”; and

(B)       AVIPAL NORDESTE S.A., a close corporation, established in Sao Gonçalo dos Campos/BA, at Rodovia BA 502, km 10, next, Centro Industrial de Subaé-CIS, enrolled with CNPJ/MF under No. 01.573.181/0001-08 (“AVIPAL”), herein represented in accordance with its bylaws, as “Incorporated”;

WHEREAS BRF is a public company with authorized capital, with capital fully subscribed and the amount of R$12,553,417,953.36 (twelve billion five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred fifty-three reals and thirty-six cents), represented by 436,236,623 (four hundred thirty-six million, two hundred and six thousand, six hundred twenty-three) common shares, all registered and without par value;

WHEREAS AVIPAL is a privately held company, with capital fully subscribed and the amount of R$1,793,440,721.00 (one billion, seven hundred ninety-three million, four hundred and forty thousand, seven hundred and twenty-one reals) represented by 1,793,440,721 (one billion, seven hundred ninety-three million, four hundred and forty thousand, seven hundred and twenty-one) shares, being 1,524,240,045 (one billion, five hundred and twenty-four million, two hundred and forty thousand and forty five) common shares and 269,200,676 (two hundred sixty-nine million, two hundred thousand, six hundred and seventy-six) preferred shares, both with a nominal value of R$ 1.00 (one real) each;

WHEREAS, by this Protocol and Justification, the boards of BRF and AVIPAL want to establish the terms and conditions of the proposed acquisition of NORDESTE by BRF (the “Merger”), a proposal that is part of a reorganization process that has the objective of simplifying the corporate structure of BRF;

RESOLVE the boards of BRF and AVIPAL for the purposes of Articles 224, 225 and 227 of Law 6,404 of December 15, 1976 as amended (“Corporate Law”), sign this Protocol and Justification, according to the following terms and conditions:

FIRST CLAUSE: RATIONALE AND OBJECTIVES OF THE MERGER

1.1.                            JUSTIFICATION: The merger is part of a reorganization process and business surrounding BRF and AVIPAL, which represent gains for BRF synergies across their businesses, and reduce operating expenses, taxes and streamlining its processes and resulting simplification of its corporate structure.

(a)          BRF holds all the shares representing the capital of AVIPAL, and

(b)         Represent gains in synergies for BRF and will result in simplification of the current corporate structure by consolidating the activities of BRF and AVIPAL the first company, with a consequent reduction in financial costs, and streamlining operational activities of BRF.

1.2.                            OBJECTIVES: This Protocol and Justification aims to regulate the Merger of AVIPAL by BRF.

SECOND CLAUSE: CORPORATE DOCUMENTS

2.1.                           APPROVALS REQUIRED: The proposed merger was subject to recommendation by the boards of BRF and AVIPAL and should be decided at extraordinary general meetings of BRF and AVIPAL, which should be convened in the form of rules and their Merger.

2.2.                           IMPLEMENTATION AND COSTS: It will be for boards of BRF perform all acts necessary for the implementation of the Merger. Costs relating to the Merger shall be borne entirely by BRF.

THIRD CLAUSE: ASSESSMENT CRITERIA

3.1.                           BOOK DEPRECIATION AND BASE-DATE: The net assets of AVIPAL for Merger was evaluated at book value, based on the balance sheet as of December 31, 2009, audited by KPMG Auditores Independentes, located at Rua Renato Paes de Barros, No. 33, Sao Paulo city, Sao Paulo state, enrolled in the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 57.755.217/0001-29 and the Regional Accounting Council under No. 2SP014428/0-6. The selection and hiring of KPMG Auditores Independentes shall be ratified by the shareholders of BRF and AVIPAL at the extraordinary general meeting. The base date of assessment shall be December 31, 2009 (“Base-Date”) and the accounting report, which is Annex I to this Protocol and Justification, resulting in a net assets of AVIPAL, the Base Date of Merger of R$1,767,155,708.09 (one billion, seven hundred sixty-seven million, one hundred and fifty-five thousand, seven hundred and eight reals and nine cents).

3.2.                           EQUITY AT MARKET PRICES: There is no reason to develop an appraisal based on the value of the equity of AVIPAL at market prices as provided for in article 264 of the Corporations Act, since, because it is incorporating a wholly owned subsidiary, there is no determination exchange ratio that might be the object of comparison and/or right to withdraw.

3.3.                           TREATMENT OF FUTURE EQUITY CHANGES: Under article 224, section III of the Corporations Act, changes to property held between the Base-Date and the date of the Merger will be recorded in the books of AVIPAL as recognized by the equity method in the books of BRF.

FOURTH CLAUSE: TREASURY SHARES

4.1.                           TREATMENT OF SHARES OF A COMPANY OWNED BY ANOTHER: BRF has that date, 1,793,440,721 (one billion, seven hundred ninety-three million, four hundred and forty thousand, seven hundred and twenty-one) shares, being 1,524,240,045 (one billion five hundred and twenty-four million, two hundred and forty thousand and forty-five) common shares and 269,200,676 (two hundred sixty-nine million, two hundred thousand, six hundred and seventy-six) preferred shares, issued by AVIPAL, representing 100% (one percent) the capital of the latter. As a result of the Merger, the shares of AVIPAL will be extinguished, in accordance with article 226, paragraph 1, of the Corporate Law.

4.2.                 TREATMENT OF TREASURY SHARES: No shares of AVIPAL held in treasury.

FIFTH CLAUSE: REPLACEMENT RATIO

5.1.                 REPLACEMENT RATIO: There will be no change in the equity of BRF and, consequently, there will be new shares, why not make it necessary to establish any relationship of exchange as a result of the Merger.

SIXTH CLAUSE: RIGHT OF WITHDRAWAL AND REFUND VALUE OF SHARES

6.1.                 RIGHT OF WITHDRAWAL OF SHAREHOLDERS AND VALUE OF REFUND: Since 100% of the shares issued AVIPAL are owned by BRF, there are no other partners or shareholders, minority or not, Incorporated and, therefore, no right of withdrawal or refund to dissenting shareholders.

SEVENTH CLAUSE: CAPITAL CHANGES

7.1.                 CAPITAL OF BRF: Because AVIPAL wholly-owned subsidiary of BRF, the Merger of AVIPAL not result in increased capital BRF.

EIGHTH CLAUSE: CAPITAL STOCK OF BRF AFTER MERGER

8.1.                  BRF CAPITAL AFTER THE MERGER: The capital of BRF fully subscribed and paid after the Merger, will remain the same, i.e. R$ 12,553,417,953.36 (twelve billion five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty three and thirty-six cents), represented by 436,236,623 (four hundred thirty-six million, two hundred and six thousand, six hundred twenty-three) common shares, all registered and without par value.

NINTH CLAUSE: STATUTORY AMENDMENT AND OPENING OF BRANCHES

9.1.                  LAWS: BRF bylaws are unaffected as a result of the Merger. BRF will continue to be governed by its current bylaws, leaving unchanged all the rights conferred by their actions.

9.2.                  OPENING OF BRANCHES: The branches of the Incorporated will continue to operate as subsidiaries of BRF.

TENTH CLAUSE: CADE

10.                     BRAZILIAN SYSTEM FOR COMPETITION PROTECTION: Considering that the Merger is part of a restructuring that will not cause any change of control, they will not be submitted to the Brazilian antitrust authorities (Council for Economic Defense - CADE, Secretariat of Economic Law - SDE and Secretary of Economic Monitoring - SEAE).

ELEVENTH CLAUSE: GENERAL PROVISIONS

11.1.          RIGHTS, VOTES AND DIVIDENDS: There will be no change in voting rights, dividends or any other property rights conferred on shareholders of BRF compared to and economic privileges of the shares outstanding before the Merger.

11.2.          ELECTIONS: Subject to the provisions of this instrument, with the merger, BRF will succeed AVIPAL in all their rights and obligations.

11.3.          DOCUMENTS AVAILABLE TO SHAREHOLDERS: The audited financial statements taken as a basis for calculating the net worth of AVIPAL the Base-Date of the Merger and the other documents required by laws and regulations will be made available to the shareholders of BRF the following addresses and websites: (i) at BRF, Rua Jorge Tzachel, no. 475, Bairro Fazenda, CEP: 88301-600, in Itajaí/SC, or website www.brasilfoods.com/ri, (ii) the CVM, at Rua Cincinato Braga, 340, 2nd Floor, in the city of Sao Paulo, state of Sao Paulo, at Rua Sete de

Setembro, 111, 2nd floor, “Consultation Center’, in Rio de Janeiro city, Rio de Janeiro state and the website www.cvm.gov.br, and (iii) on BOVESPA, Rua XV de Novembro, 275 in the City of Sao Paulo, State of Sao Paulo and website www.bovespa.com.br.

11.4.          CORPORATE ACTIONS: Extraordinary general assemblies of BRF and AVIPAL will be held to deliberate about the Merger contained in this Protocol and Justification.

11.5.          AMENDMENTS: This Protocol and Justification can only be amended in writing and with the approval of all Parties.

11.6.          SURVIVAL OF APPLICABLE CLAUSES: If any clause, provision, term or condition provided for in this Protocol and Justification will be invalid, the remaining clauses, provisions, terms and conditions not affected by such invalidity shall remain valid.

11.7.          VENUE: It is the elected forum of the district of the capital of Santa Catarina to resolve all issues arising from this Protocol and Justification, with a waiver of any other, however privileged it may be or become.

AND, BY BEING FAIR AND CONTRACTED, sign this Protocol and Justification in 2 (two) copies of equal form and content, for one sole purpose, along with two witnesses identified below.

Santa Catarina, February 25, 2010.

BRF — BRASIL FOODS S.A.

Name: José Antônio do Prado Fay Position: President Director	Name: Leopoldo Viriato Saboya Position: RI CFO

AVIPAL NORDESTE S.A.

Name: José Antônio do Prado Fay Position: President Director	Name: Leopoldo Viriato Saboya Position: Director

WITNESSES:

Name: Marcos Roberto Badollato	Name: Edina Biava
CPF: 147.329.488-63	CPF: 489.016.799.49

ANNEX I TO PROTOCOL AND JUSTIFICATION OF MERGER OF AVIPAL NORDESTE S.A BY BRF — BRASIL FOODS S.A.

Statements

Avipal Nordeste S.A.

December 31, 2009

AVIPAL NORDESTE S.A.

BALANCE SHEET

December 31, 2009

(in reals)

ASSETS
STOCK
Cash and cash equivalents	3,085,070.76
Financial investments	1,610,853,709.54
Accounts receivable	47,502,580.93
Receivables	159,632.64
Stocks	44,896,046.06
Taxes recoverable	60,982,113.12
Taxes on income taxes	8,181,767.54
Other rights	61,501,118.49
Total current assets	1,837,162,039.08
NO STOCK
Non-current
Credits associated with royalty free motion brands	3,328,387.02
Accounts receivable	2,320,449.23
Taxes recoverable	29,679,237.92
Taxes on income taxes	2,736,056.81
Escrow deposits	270,883.36
38,335,014.34

Assets	78,543,088.43
Intangible	1,312,907.00
Deferred	79,855,995.43
Total non-current	118,191,009.77
Total Assets	1,955,353,048.85

AVIPAL NORDESTE S.A.

BALANCE SHEET

December 31, 2009

(in reals)

ASSETS
STOCK
Loans and financing	52,665,114.72
Suppliers	64,801,871.08
Salaries and social obligations	5,913,065.13
Taxes payable	10,080,873.82
income tax deferred	1,204,146.82
Other liabilities	2,924,958.70
Total current assets	137,590,060.27
NO STOCK
Loans and financing	29,944,660.39
Social obligations and tax	501,250.73
Provision for contingencies	568,262.32
Taxes on income taxes	2,530,956.21
Other liabilities	17,062,150.84
Total non-current	50,607,280.49

NET ASSETS	1,767,155,708.09

Total Liabilities	1,955,353,048.85

Marcos Roberto Badollato	Renata Bandeira Gomes do Nascimento
Controlling Manager	Accountant - CRC - 1SP 215231/O-3